MEMORANDUM

TO:	Ellen J. Sazzman, Esq. Senior Counsel U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Associate General Counsel
DATE:	March 9, 2011
SUBJECT:
Response to Comments for Post-Effective Amendment No. 91 for Perspective II:
(File Nos: 333-70472 and 811-08664); and Post-Effective Amendment No. 20 for Perspective L Series: (File Nos: 333-119656 and 811-08664); Jackson National Separate Account – I  (“Registrant”) of Jackson National Life Insurance Company (“Jackson”); and

Post-Effective Amendment No. 50 for NY Perspective II: (File Nos. 333-70384 and 811-08401); JNLNY Separate Account I (“Registrant”) of Jackson National Life Insurance Company of New York (“Jackson of NY”)

This memorandum and the materials supplied are in response to the comments you provided via telephone on March 3, 2011, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold). Since many of the comments extend previous Commission Staff comments to the subject Post-Effective Amendments, we will, for the convenience of the Commission, only provide the applicable changed pages for each subject Prospectus. The excerpted Prospectus pages with blacklined changes will be marked against the Prospectuses contained in the subject Post-Effective Amendments, as applicable.  Revised language in existing text is underscored in our Responses for the Commission Staff’s convenience. Please provide us clarification if we misinterpreted the substance of your comments.

Please contact me at (517) 367-3872 or Joan E. Boros at (202) 965-8150 if you have any questions or require additional information.

1.	Contract Name (Front Page)

Confirm to the Commission Staff that the contract name on the front cover page is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

Response:  The contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

2.	Third-Party Agreements

Disclose to the Commission Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the variable annuity contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response:  Jackson will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee or support agreements with third parties to support any of Jackson’s guarantees under the contract.

3.	“Material Rights” Language (Cover Page)

The cover pages to the prospectuses (except Prospectus B (File No. 333-70472)) provide:  “This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you read the Contract and endorsements, which reflect state or other variations.”

The Commission believes the above quoted language is misleading because it creates uncertainty as to the investors’ rights under the federal securities laws in the event that there is a conflict between the quoted language (e.g., as it is read/interpreted under state law) and the federal securities laws.  This uncertainty is heightened by stating: “which reflect state or other variations.”

The Commission proposes that the above statement be replaced with the following language:  “This prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights, and obligations.  The description of the contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the contract are changed after the date of this prospectus, in accordance with the contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.”

We note that Prospectus B (File No. 333-70472) includes revisions made in response to an identical comment previously made by the Commission Staff. With respect to this revision, please delete the first sentence which Registrant added to the Commission Staff’s proposed language since it reintroduces the potential for investor confusion. In addition, please revise the second added sentence by revising the last phrase to read, “other non-material variations”.

Response:  Registrant respectfully submits that the additional language in the first added sentence does not create confusion. Although, the prospectus describes the security that is being purchased, it is both accurate and important that Contract owners be reminded that there is a contract that may include non-material variations based upon state insurance law. The second added sentence has been revised to read:

“It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.”

Therefore, the language on the cover page of each prospectus will read as follows:

“This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements. In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.”

4.	Fees and Expenses Table (Page 5) Prospectuses B and C (File No. 333-70472); Perspective L Series (File No: 333-119656)

Add a statement before the 6% Contract Enhancement recapture charge schedule on page 5 that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed Contract Enhancement and its recapture, and that the Registrant will not effect any recapture unless and until the Commission has issued an Order approving the pending bonus recapture application.

Response: Registrant does not intend to use the Perspective II or L Series prospectuses until the Commission has issued an order approving the application.  Therefore, we have not added the above statement to the prospectus.

Fees and Expenses Table – “Optional Endorsements” (Page 5)

To highlight to owners of old contracts, please add disclosure to the preamble that clarifies that this section also includes optional endorsements that were sold previously and that are no longer available to new contract owners.

Response: The preamble has been revised by adding a second sentence as follows:

“The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.”

To avoid confusion, please show the annual charge in the footnotes for each rider without using the convention “÷4”, or “÷12.”  The “divided by 4 or 12” convention can be used without confusion in the charge frequency entry.  Also see footnote 18 and page 41 in Prospectus B.

Response: Registrant will delete the references to “÷4”, or “÷12”.  See response to Item 11.

5.	Total Annual Fund Operating Expenses and Example (Pages 11-14)

Provide updated fund operating expenses table and example for the Commission Staff review.  Also confirm to the Commission that: (1) fee waivers and acquired fund expenses will be appropriately reflected; (2) the example reflects the most expensive combination of contract options; (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table; and (4) the example does not include any incremental increase attributable to the Contract Enhancement that would be credited based upon a $10,000 investment.

Response: Registrant will update the fund operating expenses table and example by post-effective amendment, pursuant to Rule 485(b) under the Securities Act of 1933 following receipt of your clearance of the disclosure as revised pursuant to our responses to the comments addressed herein. Registrant confirms that: (1) fee waivers and acquired fund expenses will be appropriately reflected (2) the example reflects the most expensive combination of contract options; (3) no fee waivers or reimbursements are included unless appropriately reflected in the fund operating expenses table; and (4) the example does not include any incremental increase attributable to the Contract Enhancement that would be credited based upon a $10,000 investment.

6.	Fixed Account Options (Page 16) Prospectuses A and C (File No. 333-70472); Perspective L Series (File No: 333-119656)

Add the word “endorsement” after the phrase “contract enhancement” in the first sentence in the last paragraph on page 16.

Response: Registrant has added the word “endorsement” after the phrase “contract enhancement”.

Clarify the third sentence of the last paragraph with respect to the reference to “installments” and the phrase “within 6 or 12 months”. This language also appears on page 47.

Response: Please see response to Item 7.

The prospectus on page 16 states that certain fixed account options are not always available with the contract enhancement endorsement.  Please note this fact on the cover page preceding the variable investment options.

Response: Registrant has added the following sentence on the cover page preceding the variable investment options:

“The fixed options will have limited availability if you elect a Contract Enhancement.”

7.	Fixed Account Options (Page 16) Prospectus B (File No. 333-70472)

What does a “series of scheduled transfers” refer to and how does that concept differ from the concept of transfers on a monthly basis described earlier in that sentence?  Must the transfer be scheduled for either a 6/12 month period, i.e., once every six months?  If yes, please confirm that that period can run from any point in time regardless of the calendar year for the life of the Contract. The last phrase in Prospectus B says “all amounts will have been transferred out.”  What does this mean, i.e., into the Fixed Account, or out of the Fixed Account?  Please clarify the third sentence to make it clear. Also, please include the revised language in all other Prospectuses.

Response: The sentence has been revised as follows for all prospectuses.

“Premiums may be allocated to the one year Fixed Account Option. However, any premium allocated to the one year Fixed Account must be  ~~provided that the amount allocated is~~ transferred out of the one year Fixed Account ~~on a monthly basis~~ in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month~~s~~ period beginning on the date we received the premium. Therefore, ~~so that~~ at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.”

8.	Investment Divisions (Page 20)

Please provide updated Investment Division information.

Response: Registrant will update the Investment Division information by post-effective amendment, pursuant to Rule 485(b) under the Securities Act of 1933 following receipt of your clearance of the disclosure as revised pursuant to our responses to the comments addressed herein.

9.	Withdrawal Charges (Pages 32-33)

Please clarify whether the Contract Enhancement is considered earnings for purposes of calculating the withdrawal charge and free withdrawal amount.

Response: For purposes of the withdrawal charge section, “earnings” is defined on page 32 as the “excess of your Contract Value….over your remaining premium….”  Contract enhancements are part of the contract value for purposes of this calculation and therefore would be taken into account in determining the amount of earnings. We believe this is clear from the existing disclosure and specifically mentioning contract enhancements would be confusing. For example, even if there is a contract enhancement under a contract, earnings may be zero depending on investment performance. For purposes of tax treatment the “Optional Contract Enhancements” section discloses that contract enhancements will be treated as earnings under the contract for tax purposes.

10.	6% Contract Enhancement Language (Pages 35 and 47) Prospectuses B and C (File No. 333-70472); Perspective L Series (File No: 333-119656)

Please add a statement before the 6% Contract Enhancement schedules on pages 35 and 47 that the Registrant has filed an application with the Commission requesting the required exemptive relief to permit the offering of the proposed Contract Enhancement and its recapture, and that the Registrant will not effect any recapture unless and until the Commission has issued an Order approving the pending Bonus Recapture Application.  (This is the same comment as No. 4 above, but applies to different pages).

Response: As stated above in response to comment No. 4, Registrant does not intend to use the Perspective II or L Series prospectuses until the Commission has issued an order approving the application.  Therefore, we have not added the above statement to the prospectus.

11.	Optional Endorsement Charges

In the Optional Rider Charges section, disclose in the tables that the monthly charge is only imposed in Washington State.

Response: The tables will be revised as follows:

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

12.	AutoGuard 5

Please explain to the Staff how the revision of the GAWA calculation methodology after a withdrawal as disclosed on page 95 in the Perspective II prospectus and page 75 in the New York prospectus affects contract owners and any other benefits under the Contract.  For example, provide an example where the GWB falls below GAWA after a withdrawal but exceeds GAWA at the end of a Contract Year.  Consider whether any additional disclosure addressing potential negative consequences is needed.

Response:

The following Example explains and demonstrates the primary difference between the methodologies.

Example

GWB prior to withdrawal = $6,000.
GAWA prior to withdrawal =$5,000
Amount of withdrawal = $3,000

Under the old methodology, after the withdrawal the GAWA would be reset to equal the GWB. Because the GWB was reduced to $3,000 by the withdrawal, the GAWA would be reset to $3,000. Since the total amount of withdrawals already made in the year ($3,000) are equal to the reset GAWA, any further withdrawals during the year will be “excess withdrawals”.

Under the new methodology, after the withdrawal the GAWA would  not be reset and would remain at $5,000.  Therefore, the contract owner could withdraw up to an additional $2,000 without causing an “excess withdrawal”.  At the end of the contract year (prior to step-up), because the GAWA exceeds the GWB, the GAWA will be reset to equal the GWB.

Under either methodology, if the contract value exceeds the GWB on the anniversary date, the GWB would step-up to equal the contract value and the GAWA would be recalculated as the greater of i) the applicable percentage (i.e. 5% GMWB) of the stepped-up GWB, or the GAWA prior to the step-up.

Under either methodology, numerous variables such as daily market performance; timing, amount and number of withdrawals; and the relative values of the GAWA, GWB and contract value could impact the resulting consequences.  Based, however, on the overall advantage under the new methodology of not resetting the GAWA at the time of a withdrawal, we do not believe additional disclosure is necessary.

13.	Confirmation of Transactions

Please provide the legal basis for the statement in the second paragraph of this section that if JNL does not receive notice of certain errors within 30 days of the date of a statement confirming financial transactions, the company may not be responsible for correcting an error regarding those transactions.  At a minimum, revise the disclosure to state that the Contract owner must notify the Company of errors within 30 days of receipt of the statement confirming a financial transaction.  Please also disclose how the contract owners should notify the Company.

Response: General legal principles of acquiescence would support, in certain circumstances, our refusal to change a transaction when consent can be inferred from the silence or failure to act by the other party. Registrant recognizes that reliance on this provision will be available in very limited circumstances but believes that it needs to avail itself of all possible remedies in appropriate situations. In addition, Registrant points out that Jackson’s articulation is frequently included on confirmations and in disclosure used in the industry. With regard to your further comments, the second sentence of the second paragraph has been revised to read:

“If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.”

14.	Multiple Prospectuses in a Single Registration Statement:

Based on the November 3, 1995 industry comment letter a separate registration statement will be needed for the new prospectuses. The relevant paragraph of the industry comment letter states:

“Multiple prospectuses may be combined in a single registration statement when the prospectuses describe contracts that are essentially identical. See Investment Company Act Rel. No. 14575 (Jun. 14, 1985) (adopting Forms N-3, N-4, and related rule amendments). For example, multiple prospectuses have been used in a single registration statement in the following situations: (1) the prospectuses describe the same contract that is sold through different distribution channels; (2) the prospectuses describe contracts that differ only with respect to underlying funds or portfolio investment options offered; and (3) the prospectuses describe both the original and "enhanced" version of the same contract during the period that the insurance company seeks approval for the "enhanced" version from state insurance departments.”

With respect to the Jackson product, the B&C prospectuses (File No. 333-70472) offer a 6% contract enhancement, which is  not available under prospectus A.  Also, Prospectus C offers a 4-year withdrawal schedule, as opposed to the A&B prospectuses’ 5-year withdrawal schedule.  For the Jackson of NY version (File No. 333-70384), the same issue applies because of the 4-year withdrawal charge schedule v. 5-year withdrawal charge schedule and that does not come under any exceptions in the industry letter.  This issue also exists with the Jackson L-Series prospectuses (File No.333-119656).  The Commission’s view is that the new versions of the prospectuses may not be combined in a single registration statement because they do not fall within any of the exceptions of the industry comment letter. Separate registration statements will need to be filed.

Response: Although we respectfully disagree with the Commission Staff’s conclusion, we will be submitting four separate registration statements for the new versions of the prospectuses.  However, we reserve the right to submit this issue for further review by the Commission Staff and to conform future filings to any subsequent determination.

15.	SAI

Please confirm that there are no substantive changes to the SAI.

Response: Registrant confirms that there are no substantive changes to the SAI.

16.	Non-Standardized Performance

If you intend to provide “non-standardized performance,” and if Contract Enhancements are included in the non-standardized performance, then as required by item 21 of Form N-4, you must also include the deferred sales charge.

Response: Registrant does not intend to provide “non-standardized performance” in the SAI.

17.	Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:  Any financial statements, exhibits and other required disclosure not included in the current post-effective amendment will be filed in a subsequent post-effective amendment prior to the effective date of this amendment.

18.	Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Registrant is in possession of all facts relating to the Registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  We will furnish the applicable so-called Tandy representation.

Frank J. Julian

Perspective II (333-70472)

Prospectus A

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE II®

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is   May 1, 2011, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.    This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully   read this prospectus in conjunction with any applicable supplements.  In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state or other variations.   This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated May 1, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contract is available through other Broker Dealers with optional surrender charge schedules and optional features not available under this version.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 341.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

The Contract makes available for investment fixed and variable options.   The fixed options will have limited availability if you elect a Contract Enhancement.   The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”): [TO BE UPDATED BY POST-EFFECTIVE AMENDMENT]

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/BlackRock Commodity Securities Fund
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Large Cap Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

Underscored are the Funds that are newly available or recently underwent name changes, as may be explained in the accompanying parenthetical.  The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.25%

Mortality And Expense Risk Charge 7	1.10%

Administration Charge 8	0.15%

Total Separate Account Annual Expenses for Base Contract		1.25%

Optional Endorsements - A variety of optional endorsements to the Contract are available.   The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.   Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily net asset value. You may select one from each grouping below9:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 10	0.45%

5% Contract Enhancement Maximum Annual Charge 11	0.695%
4% Contract Enhancement Maximum Annual Charge 11	0.56%
3% Contract Enhancement Maximum Annual Charge 11	0.42%
2% Contract Enhancement Maximum Annual Charge 12	0.395%

Five-year Withdrawal Schedule Maximum Annual Charge	0.30%
Three-year Withdrawal Schedule Maximum Annual Charge (no longer offered as of May 1, 2006)	0.45%

20% Additional Free Withdrawal Maximum Annual Charge	0.30%

The following optional death benefit endorsement charges are based on either average daily net asset value or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below9:

Average Daily Net Asset Value Based Charges
4% Roll-up Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2007) 13	0.50%
Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of October 6, 2008) 14	0.40%
Combination 5% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of October 6, 2008) 15	0.80%
Combination 4% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2007) 16	0.60%

Benefit Based Charges
5% Roll-up Death Benefit Maximum Annual Charge 17	1.20%
6% Roll-up Death Benefit Maximum Annual Charge 18	1.60%
Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 19	0.60%
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 20	1.40%

6

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	1.70% ÷4	(WA Only) 1.74% ÷12	0.85% ÷4	(WA Only) 0.87% ÷12
For endorsements purchased before May 1, 2011	1.45% ÷4	1.47% ÷12	0.65% ÷4	0.66% ÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability; or for GMWBs issued before May 1, 2011 with a step-up that you request (not on step-ups that are automatic); or for Contracts issued on or after May 1, 2011, upon any step-up on or after the second Contract Anniversary, subject to the applicable maximum annual charge.

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 49.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 99.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

31
2.00% is the maximum annual charge of the 6% GMWB With Annual Step-Up, which charge is payable quarterly.  But for Contracts purchased in Washington State, the maximum annual charge is 2.04%, which charge is payable each Contract Month. The below tables have the maximum and current charges. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement. If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract Value less (for GMWBs issued before May 1, 2011) any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

6% GMWB With Annual Step-Up
		Annual Charge	Maximum		Current
		For endorsements purchased on or after May 1, 2011	2.00%÷4	2.04%÷12	1.00%÷4	1.02%÷12
		For endorsements purchased before May 1, 2011	1.60%÷4	1.62%÷12	0.85%÷4	0.87%÷12
		Charge Basis	GWB
		Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability; or for GMWBs issued before May 1, 2011, with a step-up that you request (not on step-ups that are automatic); or for GMWBs issued on or after May 1, 2011, upon any step-up on or after the second Contract Anniversary – subject to the applicable maximum annual charge.

For more information about the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 50.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 103.   Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

32
The charge is quarterly, currently 0.05% of the GWB, which is 0.20% of the GWB on an annual basis, subject to a maximum annual charge of 0.50%.  But for Contracts purchased in Washington State, the charge is monthly, currently 0.0175% of the GWB, which, annually, is 0.21% of the GWB, subject to a maximum annual charge of 0.51% as used in the Table.  We reserve the right to prospectively change the current charge on new Contracts, or before you select this benefit if after your Contract is issued, subject to the applicable maximum annual charge.

The charge is deducted at the end of each calendar quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit Without Step-Up” beginning on page 108.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

12

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of Fixed Account Options and the GMAB Fixed Account) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement). The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option . However, any premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers   to your choice of Investment Divisions within either a 6 or 12 month period beginning on   the date we received the premium.   Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account. See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Rates of Interest We Credit.  Our procedures for determining the rates of interest we credit differ somewhat depending on when your Contract is issued, as discussed in 1 and 2 below.

1.
For Contracts issued on or after October 11, 2010.  These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant

26

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).    For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 93.

Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2010	1.20% ÷ 4	1.20% ÷ 12	0.60% ÷ 4	0.60% ÷ 12
For endorsements purchased before May 1, 2010	.80% ÷ 4	.81% ÷ 12	0.45% ÷ 4	0.45% ÷ 12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; or upon election of a step-up – subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 93.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 89 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 99.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
For endorsements purchased before May 1, 2011	1.45%	1.47%	0.65%	0.66%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter.  For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

For GMWBs purchased prior to May 1, 2011, the following charge reductions may apply.  The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each quarter (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each quarter (0.20% annually).  If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

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●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of   receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation.  The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2009, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information.  We will not disclose our

339

Perspective II (333-70472)

Prospectus B

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE II®

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is May 1, 2011, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.  This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements. In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.   This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated May 1, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contract is available through other Broker Dealers with optional surrender charge schedules and optional features not available under this version.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 140.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus disclosure.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

The Contract makes available for investment fixed and variable options. The fixed options will have limited availability if you elect a C ontract E nhancement.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”): [TO BE UPDATED BY POST-EFFECTIVE AMENDMENT]

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/BlackRock Commodity Securities Fund
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Large Cap Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.25%

Mortality And Expense Risk Charge	1.10%

Administration Charge 7	0.15%

Total Separate Account Annual Expenses for Base Contract		1.25%

Optional Endorsements - A variety of optional endorsements to the Contract are available.   The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.    Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily net asset value. You may select one from each grouping below8:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 9	0.45%

6% Contract Enhancement Maximum Annual Charge 10	0.832%
5% Contract Enhancement Maximum Annual Charge 10	0.695%
4% Contract Enhancement Maximum Annual Charge 10	0.56%
3% Contract Enhancement Maximum Annual Charge 10	0.42%
2% Contract Enhancement Maximum Annual Charge 11	0.395%

Five-year Withdrawal Schedule Maximum Annual Charge	0.30%

20% Additional Free Withdrawal Maximum Annual Charge	0.30%

The following optional death benefit endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below8:

Benefit Based Charges
5% Roll-up Death Benefit Maximum Annual Charge 12	1.20%
6% Roll-up Death Benefit Maximum Annual Charge 13	1.60%
Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 14	0.60%
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 15	1.40%
Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 16	1.80%
LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB) 17	0.72%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below8:

periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus any Contract Enhancement.  If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract value.
We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% GMWB With Annual Step-Up
	Annual Charge	Maximum		Current
		1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
	Charge Basis	GWB
	Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability; or upon any step-up on or after the second Contract Anniversary, subject to the applicable maximum annual charge.

For more information about the charge for this endorsement,  please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 35.  For more information about how the endorsement works, please see  “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 60.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

20
2.00% is the maximum annual charge of the 6% GMWB With Annual Step-Up, which charge is payable quarterly.  But for Contracts purchased in Washington State, the maximum annual charge is 2.04%, which charge is payable each Contract Month. The below tables have the maximum and current charges. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus any Contract Enhancement.    If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract Value.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

6% GMWB With Annual Step-Up
	Annual Charge	Maximum		Current
		2.00%÷4	2.04%÷12	1.00%÷4	1.02%÷12
	Charge Basis	GWB
	Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability; or  upon any step-up on or after the second Contract Anniversary – subject to the applicable maximum annual charge.

For more information,  about  the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 36.  For more information about how the endorsement works, please see  “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 64.   Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

21
For Contracts purchased in Washington State, 2.34% is the maximum annual charge of the For Life GMWB With Annual Step-Up and Transfer of Assets, which charge is payable each Contract Month.  For Contracts purchased in all other states, 2.30% is the maximum annual charge of the For Life GMWB With Annual Step-Up and Transfer of Assets, which charge is payable quarterly.  Charges are an annual percentage of the GWB.  The below tables have the maximum and current charges.  The GWB is the guaranteed amount available for future periodic withdrawals. If you select this GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment net of premium taxes, plus any Contract Enhancement.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

For Life GMWB With Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
	2.30%÷4	2.34%÷12	1.15%÷4	1.17%÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the current charge when there is a step-up on or after the second Contract Anniversary, again subject to the applicable maximum annual charge.

For more information about the charge for this endorsement, please see “For Life GMWB With Annual Step-Up and Transfer of Assets Charge” beginning on page __.  For more information about how the endorsement works, please see “For Life GMWB With Annual Step-Up and Transfer of Assets” beginning on page 67.  Please check with your representative to learn about the current interest rate for the GMWB Fixed Account.  You may also contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

22
2.10% is the maximum annual charge of the For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount, which charge is payable quarterly.  The below tables have the maximum and current charges.  You pay the applicable percentage of the GWB each Contract Quarter.  But for Contracts purchased in Washington State, you pay the charge each Contract Month.  The GWB is the guaranteed amount available for future periodic withdrawals.  The GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

9

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement). The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option . However, any premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled transfers  to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the premium . Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account .  See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Rates of Interest We Credit.

These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.    Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).   If

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5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued, subject to the maximum annual charge.  We may also change the charge when there is a Step-Up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary. You may then elect to discontinue the automatic Step-Up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic Step-Ups will prevent an increase in the charge, discontinuing Step-Ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 5)” beginning on page 60.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 54 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 64.

6% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	2.00%÷4	2.04%÷12	1.00%÷4	1.02%÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

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●	any fees (other than asset-based fees) and expenses deducted from the premiums, minus
●	any applicable Contract Enhancement recapture charges.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent.  We will return premium payments where required by law.  In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising.  From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

138

Perspective II (333-70472)

Prospectus C

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE II®

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is May 1, 2011, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.      This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements. In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations . This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated May 1, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contract is available through other Broker Dealers with optional surrender charge schedules and optional features not available under this version.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 141.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

The Contract makes available for investment fixed and variable options.   The fixed options will have limited availability if you elect a Contract Enhancement. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”): [TO BE UPDATED BY POST-EFFECTIVE AMENDMENT]

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/BlackRock Commodity Securities Fund
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Large Cap Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

PERIODIC EXPENSES

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.25%

Mortality And Expense Risk Charge	1.10%

Administration Charge 7	0.15%

Total Separate Account Annual Expenses for Base Contract		1.25%

Optional Endorsements - A variety of optional endorsements to the Contract are available.   The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.  Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily net asset value. You may select one from each grouping below8:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 9	0.45%

6% Contract Enhancement Maximum Annual Charge 10	0.832%
5% Contract Enhancement Maximum Annual Charge 10	0.695%
4% Contract Enhancement Maximum Annual Charge 10	0.56%
3% Contract Enhancement Maximum Annual Charge 10	0.42%
2% Contract Enhancement Maximum Annual Charge 11	0.395%

Four-year Withdrawal Schedule Maximum Annual Charge 12	0.40%

The following optional death benefit endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below8:

Benefit Based Charges
5% Roll-up Death Benefit Maximum Annual Charge 13	1.20%
6% Roll-up Death Benefit Maximum Annual Charge 14	1.60%
Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 15	0.60%
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 16	1.40%
Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 17	1.80%
LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB) 18	0.72%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below8:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 19	1.20%

•
We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up – subject to the applicable maximum annual charge. For more information, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 56.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

20
1.70% is the maximum annual charge of the 5% GMWB With Annual Step-Up, which charge is payable quarterly.  But for Contracts purchased in Washington State, the maximum annual charge is 1.74%, which charge is payable each Contract Month.  The below tables have the maximum and current charges.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus any Contract Enhancement.  If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract Value.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

5% GMWB With Annual Step-Up
		Annual Charge	Maximum		Current
			1.70% ÷4	(WA Only) 1.74% ÷12	0.85% ÷4	(WA Only) 0.87% ÷12
		Charge Basis	GWB
		Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability;  or upon any step-up on or after the second Contract Anniversary - subject to the applicable maximum annual charge.

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 37.  For more information about how the endorsement works, please see  “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 61.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

21
2.00% is the maximum annual charge of the 6% GMWB With Annual Step-Up, which charge is payable quarterly.  But for Contracts purchased in Washington State, the maximum annual charge is 2.04%, which charge is payable each Contract Month. The below tables have the maximum and current charges. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus any Contract Enhancement.   If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract Value.
We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

6% GMWB With Annual Step-Up
		Annual Charge	Maximum		Current
			2.00%÷4	2.04%÷12	1.00%÷4	1.02%÷12
		Charge Basis	GWB
		Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued, subject to availability; or  upon any step-up on or after the second Contract Anniversary – subject to the applicable maximum annual charge.

For more information, about  the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 38.  For more information about how the endorsement works, please see  “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 65.    Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

22
For Contracts purchased in Washington State, 2.34% is the maximum annual charge of the For Life GMWB With Annual Step-Up and Transfer of Assets, which charge is payable each Contract Month.  For Contracts purchased in all other states, 2.30% is the maximum annual charge of the For Life GMWB With Annual Step-Up and Transfer of Assets, which charge is payable quarterly.  Charges are an annual percentage of the GWB.  The below tables have the maximum and current charges.  The GWB is the guaranteed amount available for future periodic withdrawals. If you select this GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment net of premium taxes, plus any Contract Enhancement.
We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

For Life GMWB With Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
	2.30%÷4	2.34%÷12	1.15%÷4	1.17%÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement). The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option . However, any premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers   to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the premium. Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account .   See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Rates of Interest We Credit.

These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

17

Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; or upon election of a step-up – subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 56.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 56 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 61.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	1.70% ÷4	(WA Only) 1.74% ÷12	0.85% ÷4	(WA Only) 0.87% ÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued, subject to the maximum annual charge.  We may also change the charge when there is a Step-Up on or after the second Contract Anniversary, again subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary. You may then elect to discontinue the automatic Step-Up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic Step-Ups will prevent an increase in the charge, discontinuing Step-Ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the

37

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation.  The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2009, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

  139

Perspective L Series (333-119656)

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVESM L SERIES

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is May 1, 2011, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.    This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements. In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations . This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated May 1, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 327.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

The Contract makes available for allocation fixed and variable options.   The fixed options will have limited availability if you elect a Contract Enhancement.   The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”): [TO BE UPDATED BY POST-EFFECTIVE AMENDMENT]

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/BlackRock Commodity Securities Fund (formerly, JNL/Credit Suisse Commodity Securities Fund)
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund (formerly, JNL/Capital Guardian International Small Cap Fund)
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund (formerly, JNL/Credit Suisse Long/Short Fund)
JNL/Invesco Global Real Estate Fund (formerly, JNL/AIM Global Real Estate Fund)
JNL/Invesco International Growth Fund (formerly, JNL/AIM International Growth Fund)
JNL/Invesco Large Cap Growth Fund (formerly, JNL/AIM Large Cap Growth Fund)
JNL/Invesco Small Cap Growth Fund (formerly, JNL/AIM Small Cap Growth Fund)
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund (formerly, JNL/Goldman Sachs Short Duration Bond Fund)
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fun

Underscored are the Funds that are newly available or recently underwent name changes, as may be explained in the accompanying parenthetical.  The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

\
3% C.E.	3%	3%	2%	2%	2%	1%	1%	0
4% C.E.	4%	4%	2.5%	2.5%	2.5%	1.25%	1.25%	0
5% C.E.	4.5%	3.75%	3.25%	2.75%	2%	1.25%	1%	0

Please note that if you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.
For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page 44.

3	Premium taxes generally range from 0 to 3.5% and vary by state.
4	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.
5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds’ fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.60%

Mortality And Expense Risk Charge	1.45%

Administration Charge 7	0.15%

Total Separate Account Annual Expenses for Base Contract		1.60%

Optional Endorsements – A variety of optional endorsements to the Contract are available.   The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract . Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily net asset value. You may select one from each grouping below8:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 9	0.45%

6% Contract Enhancement Maximum Annual Charge 10	0.832%
5% Contract Enhancement Maximum Annual Charge 10	0.695%
4% Contract Enhancement Maximum Annual Charge 10	0.56%
3% Contract Enhancement Maximum Annual Charge 10	0.42%
2% Contract Enhancement Maximum Annual Charge 11	0.395%

The following optional death benefit endorsement charges are based on either average daily net asset value or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below8:

Average Daily Net Asset Value Based Charges
4% Roll-up Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2007) 12	0.50%
Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of October 6, 2008) 13	0.40%
Combination 5% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of October 6, 2008) 14	0.80%
Combination 4% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2007) 15	0.60%

Benefit Based Charges

6

●	The frequency of deduction – quarterly, monthly, or daily.

The below tables have the maximum and current charges.

For Contracts to which this endorsement was added on and after January 17, 2006 (subject to availability), you pay the applicable percentage of the GWB each calendar quarter.  But for Contracts purchased in Washington State, the charge is monthly.  We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.
For Contracts to which this endorsement was added before January 17, 2006, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

7% GMWB
Endorsement’s Availability	On and after January 17, 2006		Before January 17, 2006
Maximum Annual Charge	0.75%		0.70%
Current Annual Charge	0.40%	0.42%	0.40%
Charge Basis	GWB		Investment Divisions
Charge Frequency	Quarterly	Monthly	Daily

For more information about the charge for this endorsement, please see “7% Guaranteed Minimum Withdrawal Benefit Charge” beginning on page 48.  For more information about how the endorsement works, including more details regarding the GWB, please see “7% Guaranteed Minimum Withdrawal Benefit” beginning on page 86.

28
 1.20% is the maximum annual charge of the Guaranteed Withdrawal Benefit with 5-Year Step-Up, which charge is payable quarterly.  The below tables have the maximum and current charges.  You pay the applicable percentage of the GWB each Contract Quarter.  But for Contracts purchased in Washington State, you pay the charge each Contract Month.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB was elected after the issue date (which is no longer an option on or after May 1, 2010), the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

GMWB With 5-Year Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2010	1.20% ÷4	(WA Only) 1.20% ÷12	.60% ÷4	(WA Only) .60% ÷12
For endorsements purchased before May 1, 2010	.80% ÷4	.81% ÷12	0.45% ÷4	0.45% ÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up – subject to the applicable maximum annual charge.

For more information, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 89.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

29
The charge is quarterly, currently 0.1625% (0.65% annually) of the GWB, subject to a maximum annual charge of 1.45%.  But for Contracts purchased in Washington State, the charge is monthly, currently 0.055% (0.66% annually) of the GWB, subject to a maximum annual charge of 1.47% as used in the Table.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to the applicable maximum annual charge.

The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 95.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter.  For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

30
The charge is quarterly, currently 0.2125% (0.85% annually) of the GWB, subject to a maximum annual charge of 1.60%.  But for Contracts purchased in Washington State, the charge is monthly, currently 0.0725% (0.87% annually) of the GWB, subject to a maximum annual charge of 1.62% as used in the Table.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to the applicable maximum annual charge.

The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract.  If the Guaranteed Minimum Accumulation Benefit is elected, no premium will be accepted more than 90 days after the Issue Date of the Contract while the benefit is in effect.  Similarly, if you purchased your Contract before May 1, 2010 and you elected the 5% Contract Enhancement, no premium is accepted after the first Contract Year.  As a result if you desire additional annuity coverage you will have to purchase a new and separate Contract.  Purchasing an additional Contract could result in the duplication of certain fees and charges.  Contracts issued in your state may provide different features and benefits than those described in this prospectus.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  In those states where Contracts are issued as group contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s).”

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of Fixed Account Options and the GMAB Fixed Account) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options. Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement).  The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option . However, any premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either 6 or 12 month period beginning on the date we received the premium.   Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account .

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).    For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 89.

Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2010	1.20% ÷4	(WA Only) 1.20% ÷12	0.60% ÷4	(WA Only) 0.60% ÷12
For endorsements purchased before May 1, 2010	.80% ÷4	.81% ÷12	0.45% ÷4	0.45% ÷12
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts or upon election of a Step-Up – subject to the applicable maximum charge.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 89.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 85 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.  If you select the 5% GMWB With Annual Step-Up, in most states you will pay 0.1625% of the GWB each quarter (0.65% annually).  In Washington State, the charge is monthly, currently 0.055% of the GWB (0.66% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter.  For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 95.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.  (For information about conversion privileges under this GMWB, please see “Conversion” beginning on page 99.)

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each quarter (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each quarter (0.20% annually).  If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contact Anniversary, then you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).  We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to a maximum charge of 1.45% annually in states where the charge is quarterly, 1.47% annually in states where the charge is monthly.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.   We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products.  These matters are sometimes referred to as market conduct litigation.  The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present.  Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2009, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information.  We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life

NY Perspective II (333-70384)

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE II®

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

The date of this prospectus is May1, 2011, which states the information about the Separate Account, the Contract, and Jackson National Life Insurance Company of New York (“Jackson of NY®”) you should know before investing.     This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements. In addition, your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.   This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the Separate Account can be found in the statement of additional information (“SAI”) dated May 1, 2011 that is available upon request without charge.  To obtain a copy, contact us at our:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contract is available through other Broker Dealers with other surrender charge schedules and optional features not available under this version.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 246.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

The Contract makes available for investment fixed and variable investment options.   The fixed options will have limited availability if you elect a Contract Enhancement. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”): [TO BE UPDATED BY POST-EFFECTIVE AMENDMENT]

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/American Funds® Blue Chip Income and Growth Fund
JNL/American Funds Global Bond Fund
JNL/American Funds Global Small Capitalization Fund
JNL/American Funds Growth-Income Fund
JNL/American Funds International Fund
JNL/American Funds New World Fund
JNL/BlackRock Commodity Securities Fund
JNL/BlackRock Global Allocation Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs U.S. Equity Flex Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund
JNL/Invesco Large Cap Growth Fund
JNL/Invesco Small Cap Growth Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

Underscored are the Funds that are newly available or recently underwent name changes, as may be explained in the accompanying parenthetical.  The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.35%

Mortality And Expense Risk Charge 7	1.20%

Administration Charge 8	0.15%

Total Separate Account Annual Expenses for Base Contract		1.35%

Optional Endorsements - A variety of optional endorsements to the Contract are available.   The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.   Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily net asset value. You may select one from each grouping below9:

4% Contract Enhancement Maximum Annual Charge 10	0.56%
3% Contract Enhancement Maximum Annual Charge 10	0.42%
2% Contract Enhancement Maximum Annual Charge 11	0.395%

Four-year Withdrawal Schedule Maximum Annual Charge12	0. 40%
Three-year Withdrawal Schedule Maximum Annual Charge (no longer offered as of May 1, 2006)	0.45%

The following optional death benefit endorsement charges are based on either average daily net asset value or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below9:

Average Daily Net Asset Value Based Charges
Highest Anniversary Value Death Benefit Maximum Annual Charge 13	0.40%

Benefit Based Charges
LifeGuard Freedom DBSM Maximum Annual Charge (no longer offered as of September 28, 2009)14	0.60%
LifeGuard Freedom 6 DBSM Maximum Annual Charge (no longer offered as of October 11, 2010) (only available if the LifeGuard Freedom 6 GMWB is also selected) 15	0.60%
LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB)16	0.72%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below9:

Guaranteed Minimum Income Benefit (GMIB) Maximum Annual Charge (no longer offered as of October 6, 2008)(“FutureGuardSM”) 17	0.60%
GMIB Maximum Annual Charge (“FutureGuard 6SM”)(no longer offered as of April 6, 2009) 18	0.90%
7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge (no longer offered as of March 31, 2008)(“SafeGuard 7 PlusSM”) 19	0.75%
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 20	1.20%

5

●	When the endorsement is added to the Contract.
●	The endorsement's availability – on and after, or before January 17, 2006, or before October 4, 2004.
●	The basis for deduction – a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
●	The frequency of deduction – monthly or daily.

The below tables have the maximum and current charges.

For Contracts to which this endorsement was added on and after January 17, 2006 (subject to availability), you pay the applicable percentage of the GWB each Contract Month.  We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division.

For Contracts to which this endorsement was added before January 17, 2006, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

For Contracts to which this endorsement was added before October 4, 2004, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases upon the first step-up.

7% GMWB
Endorsement's Availability	On and after January 17, 2006	Before January 17, 2006	Before October 4, 2004
Maximum Annual Charge	0.75%	0.70%	0.70%
Current Annual Charge	0.42%	0.40%	0.35% 0.55% upon step-up
Charge Basis	GWB	Investment Divisions	Investment Divisions
Charge Frequency	Monthly	Daily	Daily

For more information about the charge for this endorsement, please see “7% Guaranteed Minimum Withdrawal Benefit Charge” beginning on page 39.  For more information about how the endorsement works, including more details regarding the GWB, please see “7% Guaranteed Minimum Withdrawal Benefit” beginning on page 66.

20
For Contracts to which this endorsement was added on or after May 1, 2010, the current charge is 0. 05% (0.60% annually) of the GWB, subject to a maximum annual charge of 1.20% as used in the Table.  For Contracts to which this endorsement was added before May 1, 2010, the current charge is 0.0375% (0.45% annually) of the GWB, subject to a maximum annual charge of 0.81%.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up – subject to the applicable maximum annual charge.

The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB was elected after the issue date (which is no longer an option on or after May 1, 2010), the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 70.

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1.74% is the maximum annual charge of the 5% GMWB With Annual Step-Up, which charge is payable monthly.  The below tables have the maximum and current charges.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the initial GWB is generally your initial premium payment, net of taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement.  If the GMWB is elected after the issue date, subject to availability, the initial GWB is generally your Contract Value less (for GMWBs issued before May 1, 2011) any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.

We deduct the charge from your Contract Value.  Monthly charges are pro rata deducted over each applicable Investment Division of the Separate Account.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
For endorsements purchased on or after May 1, 2011	1.74% ÷12	0.87% ÷12
For endorsements purchased before May 1, 2011	1.47% ÷12	0.66% ÷12
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We reserve the right to prospectively change the current charge:  on new Contracts; if you select this benefit after your Contract is issued, subject to availability; for GMWBs issued before May 1, 2011, with a step-up that you request (not on step-ups that are automatic); or for GMWBs issued on or after May 1, 2011, upon any step-up after the second Contract Anniversary - subject to the applicable maximum annual charge.

For more information about the charge for this endorsement, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 41.  For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 75.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

22	2.04% is the maximum annual charge of the 6% GMWB With Annual Step-Up, which charge is payable monthly. The below tables have the maximum and

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We reserve the right to prospectively change the charge: on new Contracts or upon election of a Step-Up – subject to the applicable maximum charge.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-year Step-Up” beginning on page 70.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.    The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 75.

5% GMWB With Annual Step-Up
Annual Charge	Maximum	Current
For endorsements purchased on or after May 1, 2011	1.74% ÷12	0.87% ÷12
For endorsements purchased before May 1, 2011	1.47% ÷12	0.66% ÷12
Charge Basis	GWB
Charge Frequency	Monthly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  We will waive the charge at the end of a Contract Month, however, to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last monthly charge.

For GMWBs purchased prior to May 1, 2011, the following charge reductions may apply.  The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or, for GMWBS issued before May 1, 2011, with a step-up that you request (not on step-ups that are automatic) – subject to the maximum annual charge.

For GMWBs issued on or after May 1, 2011, we may also change the charge when there is a Step-Up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic Step-Up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic Step-Ups will prevent an increase in the charge, discontinuing Step-Ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, , or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (AutoGuard 5)” beginning on page 75.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 66 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for

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We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent.  We will return premium payments where required by law.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson of NY is a party.

Jackson, Jackson of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present.  Jackson has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2008, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and

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